UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-258412 and 333-262539) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Departure of Chief Strategy Officer

Gambling.com Group Limited (the "Company"), and Johannes Bergh, the Company's Chief Strategy Officer, mutually agreed not to renew the consulting agreement between the parties. As a result, Mr. Bergh's last day with the Company was June 30, 2022. The Company is reorganizing the functions of this position within its corporate organizational structure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: July 1, 2022